Exhibit 4.1 —   Description of Capital Stock

General

The following is a description of the material terms of the capital stock of U.S. Global Investors, Inc. (the “Company”). This description is not complete and is qualified by reference to the Company’s Fourth Restated and Amended Articles of Incorporation (the “Articles”) and its Amended and Restated By-Laws (the “By-Laws”). The Articles and By-Laws are filed as exhibits to the Company’s Annual Report on Form 10-K and are qualified by reference to such documents. Additionally, the following description is qualified by reference to the Texas Business Organizations Code.

Per the Articles, the Company’s authorized capital stock consists of 28,000,000 shares of class A common stock, $0.025 par value per share; 4,500,000 shares of class B common stock, $0.025 par value per share; and 3,500,000 shares of class C common stock, $0.025 par value per share. As of June 30, 2019, there were 13,866,751 shares of class A common stock outstanding; zero shares of class B common stock outstanding; and 2,068,797 shares of class C common stock outstanding. All outstanding shares of class A and class B common stock are fully-paid and non-assessable.

Class A Common Stock, Class B Common Stock and Class C Common Stock

The three classes of common stock of the Company have the following features unless specifically noted:

Dividend payments. The holders of each class of common stock are entitled to receive dividends, when and as declared by the Company’s Board of Directors (the “Board”). Currently, the Board has authorized a dividend of $0.0025 per share to be paid monthly through September 30, 2019. The dividend will be reviewed by the Board each quarter thereafter.

Redemption. The Company may repurchase any of its shares of class A common stock, class B common stock and class C common stock in accordance with law, by either public or private transaction.

Liquidation. In the event of a liquidation of the Company, after payment or provision for payment of debts, the assets of the Company upon distribution shall be distributed pro rata among the holders of the shares of class A common stock, class B common stock and class C common stock. A merger, consolidation, reorganization, or asset sale of the Company, or any redemption by the Company of any of its outstanding shares, will not be considered a liquidation.

No preemptive rights. No holder of shares of class A common stock, class B common stock or class C common stock shall have any preemptive right to subscribe for or acquire additional shares of the Company of the same or any other class, including any shares held by the Company as treasury stock.

Voting rights. The holders of shares of class C common stock shall have full voting rights at any annual or special meeting of shareholders and as provided for in the Texas Business Organizations Code. Currently, the holders of shares of class A and class B common stock have no voting rights at any annual or special meeting of the Company’s shareholders, except as otherwise expressly provided for by law.

Conversion rights. Shares of class C common stock can be converted to shares of class A common stock on a one-for-one basis. The shares of class A and class B common stock shall not be convertible into the shares of any other class of stock of the Company.